MORGAN LEWIS


LEON E. SALKIN
Associate
+1.215.963.5620
leon.salkin@morganlewis.com


November 1, 2016

FILED AS EDGAR CORRESPONDENCE

Trace Rakestraw, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund III Filing (File Nos. 333-192858 and 811-22920)
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Dear Mr. Rakestraw:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on October 27, 2016, regarding the Trust's preliminary proxy statement on Schedule 14A and related materials (together, the "Proxy Materials"), which were filed with the SEC on behalf of the Fiera Capital Diversified Alternatives Fund (the "Fund"), a series of the Trust, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), on October 19, 2016. Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by Fiera and Fiera Capital Management. Capitalized terms not defined herein should be given the meaning provided in the Proxy Materials.

1. COMMENT. In the shareholder letter, please consider stating what action is intended to be taken by the Trust if the New Advisory Agreement is not approved by shareholders.

     RESPONSE. The requested change has been made.

2. COMMENT. Please begin the third paragraph of the shareholder letter with "Second."

     RESPONSE. The requested change has been made.

3. COMMENT. In the second sentence of the third paragraph of the shareholder letter, please replace "provides" with "provided."

     RESPONSE. The requested change has been made.



                               MORGAN, LEWIS & BOCKIUS LLP

                               1701 Market Street
                               Philadelphia, PA 19103-2921     T +1.215.963.5000
                               United States                   F +1.215.963.5001

Trace Rakestraw, Esq.
November 1, 2016
Page 2


4. COMMENT. In the "Information About Fiera Capital Management" section, please confirm that all principal executive officers, directors and general partners of Fiera Capital Management are included in the table.

     RESPONSE. Fiera Capital Management confirms that all principal executive officers, directors and general partners of Fiera Capital Management are included in the table.

5. COMMENT. In the "Information on Investment Advisory Fees Paid" section, please replace "the dollar amount of advisory fees paid to RLL by the Fund after waivers" with "the advisory fees retained by RLL."

     RESPONSE. The requested change has been made.

6. COMMENT. In accordance with Rule 14a-4(a)(3) under the Securities Exchange Act of 1934, as amended, please indicate on the proxy card that the approval of Proposal 3 is contingent on the approval of Proposal 1.

     RESPONSE. While Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter to be acted upon, whether or not related to or conditioned on the approval of other matters," the Trust does not believe that the rule or the Staff's interpretations thereof require that the form of proxy identify a contingent proposal as such. Notwithstanding the foregoing, the requested change has been made.

                            * * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon E. Salkin
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Leon E. Salkin